UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Creative Learning Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22529R106

(CUSIP Number)

Blake Furlow

2110 N Westgate

Boise, ID 83704

(208) 724-7443

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22529R106

1	NAME OF REPORTING PERSON

BLAKE FURLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,985,558*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,985,558*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,985,558*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 1,934,529 shares of Common Stock held in the name of Blake Furlow, which includes 10,000 shares of Common Stock to be acquired pursuant to the Letter Agreement (defined in Item 4) and (ii) 51,029 shares of Common Stock held in the name of Anik Furlow.

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CUSIP No. 22529R106

1	NAME OF REPORTING PERSON

ANIK FURLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,985,558*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,985,558*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,985,558*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 1,934,529 shares of Common Stock held in the name of Blake Furlow, which includes 10,000 shares of Common Stock to be acquired pursuant to the Letter Agreement (defined in Item 4) and (ii) 51,029 shares of Common Stock held in the name of Anik Furlow.

3

CUSIP No. 22529R106

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 1,985,558 shares of Common Stock owned by the Reporting Persons is approximately $339,213, excluding brokerage commissions. Such shares of Common Stock were acquired with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Furlow entered into a letter agreement (the “Letter Agreement”) with FranVentures LLC, a Florida limited liability company (the “Seller”), on March 13, 2018, to purchase shares of Common Stock. Pursuant to the Letter Agreement, on March 20, 2018 (the “Closing Date”), Mr. Furlow purchased 948,429 shares of Common Stock, at a purchase price of $0.14 per share, and an aggregate price of approximately $132,780. As the date hereof, the Seller has not delivered 10,000 of 948,429 shares of Common Stock, but such shares are expected to be delivered as soon as practicable and accordingly such shares have been included in the Reporting Persons beneficial ownership. The Letter Agreement also includes certain representations and warranties, customary for securities purchase agreements of this nature.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Stock reported owned by each person named herein is based upon 12,090,161 shares of Common Stock outstanding as of February 7, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 15, 2018.

As of the close of business on March 22, 2018, the Reporting Persons beneficially owned 1,985,558 shares of Common Stock, constituting approximately 16.4% of the Common Stock outstanding.

(b)        The Reporting Persons have the sole power to vote and the sole power to dispose of each of 1,985,558 shares of Common Stock which they may be deemed to beneficially own.

(c)       Except as set forth herein, there have been no other transactions in Issuer’s securities during the past 60 days. In addition to the shares purchased by the Reporting Persons in the past 60 days since the last 13D/A filed by the Reporting Persons, Blake Furlow also received 7,000 shares of Common Stock in December 2017 in connection with a loan he made to the Company.

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CUSIP No. 22529R106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Mr. Furlow entered into the Letter Agreement, as defined and described in Item 4, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated March 22, 2018.

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CUSIP No. 22529R106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2018

/s/ Blake Furlow
BLAKE FURLOW

/s/ Anik Furlow
ANIK FURLOW

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CUSIP No. 22529R106

SCHEDULE A

Transactions in the Shares in the last 60 days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Common Stock	948,429	0.14	03/20/2018